Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Good Morning

American

Thursday | March 28, 2013

The respect of those you respect is worth more than the applause of the multitude. – Arnold Glasgow

AMR IN THE NEWS

American Airlines-US Airways merger gets court approval

American Airlines Debuts New DFW Terminal

INDUSTRY AND OTHER AIRLINE NEWS

Australian Regulator Gives Qantas-Emirates JetBlue Expects Deals Will Lower Maintenance Costs

JetBlue Expects Deals Will Lower Maintenance Costs

Profits drop for China’s three big airlines

HI6 MESSAGES

Complimentary Inflight Internet Access On 777-300 Extended

AHOT/THOT MESSAGES

Reprint ITNR for Cancelled Itineraries

ITNR for Overnight Flights

Flights to Hawaii

SYSHOT MESSAGES

Flights to Hawaii

Hotel availability

AMR IN THE NEWS

American Airlines-US Airways merger gets court approval A judge on Wednesday approved AMR Corp’s plan to merge with US Airways Group, a step toward creating the world’s largest airline. AMR, parent of American Airlines and in bankruptcy since November 2011, must still construct a formal restructuring plan incorporating the merger that meets court and creditor approval before the airline can emerge from bankruptcy.- Reuters.com

American Airlines Debuts New DFW Terminal American Airlines and DFW Airport have announced the completion of Terminal A – Phase 1 at Dallas/Fort Worth International Airport under the seven-year, phased $2.3 billion Terminal Renewal Improvement Program (TRIP). The announcement was made on March 26.- TravelPulse.com

INDUSTRY AND OTHER AIRLINE NEWS

Australian Regulator Gives Qantas-Emirates Alliance Conditional Approval Australia’s competition regulator granted conditional final approval on Wednesday to a five-year alliance between struggling national flag carrier Qantas Airways Ltd and Emirates Airline, just days before the first Qantas flight is due to transit through Dubai. – New York Times

JetBlue Expects Deals Will Lower Maintenance Costs JetBlue Airways, whose unit costs for maintenance rose nearly 70% from 2010 to 2012, expects to lower annual increases to about 5% in the next few years, thanks in part to flight-hour agreements and price caps on some of its heavy overhaul work, CFO Mark Powers says. – Aviation Week

Profits drop for China’s three big airlines China’s three major state-owned airlines posted sharp drops in annual profit because of the weak global economy, higher jet fuel prices and smaller foreign currency gains. – USA Today

HI6 MESSAGES

HI6 are operational messages sent to flight attendants via SABRE and are read by the crew before each trip.

To: All 777-300 Flight Attendants

Re: Complimentary Inflight Internet Access On 777-300 Extended

Panasonic continues to make adjustments to the inflight internet experience on the 777-300. We have extended the window of complimentary internet service on this aircraft until April 17th. We believe the additional time will allow us the ability to enhance the customer*s internet experience on the 777-300 fleet.

We will share more details regarding the pricing as the date gets closer.

van.whitworth@aa.com Customer Contact-Flt Svc

AHOT/THOT MESSAGES

THOT (“Training Hot”) and AHOT (“AAdvantage Hot”) are training and reminder reference files that are posted to assist Res employees in performing their jobs. AHOT is for items specifically involving the AAdvantage desks.

Reprint ITNR for Cancelled Itineraries

•	Update 0800CT/27MAR HDQMKZ

Reservation agents may now reprint ITNR when a flight is canceled from a PNR if the coupons have Used/OK/Lftd status. This process is not meant for floating VCRs. BTNAV R and ITNR have been updated.

ITNR for Overnight Flights

•	Update 0800CT/27MAR HDQMKZ

eTDS has corrected the ITNR that is generated when a customer purchases a ticket that includes a flight that departs and arrives on different dates for all date+1 flights. However, Sabre development is required for a correction to itineraries that include a date +2 and date -2 flight. In the mean time, refer the customer to AA.COM for a reprint of the ITNR reflecting the correct departure and arrival dates.

Flights to Hawaii

•	Update 1330CT/27MAR HDQRSK

Please be advised that the 50th Annual Hawaii Merrie Monarch Festival, which is a renowned, popular, festival that focuses on the perpetuation, preservation, and promotion of the art of hula and the Hawaiian culture, is scheduled for the week of April 4 - 7, 2013, in Hilo, Hawaii (ITO). Please be advised that due to this festival flights are extremely full. We should not attempt to protect customers impacted by schedule irregularities on Hawaiian Air as they have advised that ALL flights from all islands to ITO and KOA are overbooked and unavailable from April 1st through April 8th.

SYSHOT MESSAGES

SYSHOT provides important updates and reminders to Airport employees, and it is accessible via Sabre, Web Reference, and Jetnet.

Flights to Hawaii

Please be advised that the 50th annual Hawaii Merrie Monarch festival, which is a renowned, popular, Festival that focuses on the perpetuation, preservation, and promotion of the art of hula and the Hawaiian culture, is scheduled for the week of Apr 4-7, 2013 in Hilo, Hawaii /ITO/. Please be advised that due to this festival flights are extremely full.

We should not attempt to protect customers impacted by schedule irregularities on Hawaiian Air as they have advised that all flights from all islands to ITO and KOA are overbooked and unavailable from April 1st through April 8th.

Hotel availability

Due to limited hotel availability through March 30, please avoid sending customers misconnecting or requiring an overnight hotel in BOS/DCA/DFW/EWR/FLL/HNL/PBI/PHX/SFO/SLC. For assistance with hotel availability 24/7, please contact travelliance at 1-800-573-8262. For JFK/LGA please contact Meegan Services at 1-800-441-1115. Above numbers are to better assist AA team members with hotel availability, and are for internal use only. Please do not give out to customers.

Good Morning American is a publication of Customer Planning, providing up-to-the-minute information to the Customer management team. The news clips shared above have been compiled from a variety of media sources in order to provide you with information currently being published about AMR and the airline industry.

Flight Service employees please click here for archived copies of GMA. For internal use only.

To add or remove a name from the GMA distribution list, please send an email to Good.Morning.American@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.